VISION BROKERAGE SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

PUBLIC







UNITEDSTATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51966

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2017 AND ENDING JUNE 30, 2018

(MM/DD/YY) (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION BROKERAGE SERVICES L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 LONG RIDGE ROAD, 3 NORTH

(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES LLP

(Name – if individual, state last, first, middle name)

665 FIFTH AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION BROKERAGE SERVICES LLC, as of JUNE 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Kristen Riolo
My Commission Expires
Notary Public
04/30/2019
State of Connecticut

KRISTEN RIOLO
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and Sworn to before me, a Notary Public, in and for County of FAIRFIELD and State of Connecticut, this 30 day of JUNE 2018

Notary Public
Date Commission Expires: 4/30/19



PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Brokerage Services, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition Vision Brokerage Services, L.L.C. (the "Company") as of June 30, 2018 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Notes 1 and 5 to the statement of financial condition, the Company has material transactions with Vision Financial Markets LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies, LLP

We have served as the Company's auditors since 2015.

August 23, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms

VISION BROKERAGE SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Cash and cash equivalents	$ 1,415,306
Due from broker	94,728
Prepaid expenses	44,707
Receivable from affiliate	235
Other receivables	7,337
TOTAL ASSETS	$ 1,562,313

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 40,001
Commissions and salaries payable	74,106
Due to affiliate	34
Total liabilities	114,141
Members' Capital	
Class A	1,051,148
Class B	397,024
Total members' capital	1,448,172
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,562,313

The accompanying notes are an integral part of this financial statement

NOTE 1 - ORGANIZATION

Vision Brokerage Services, L.L.C. (the "Company") was organized in the State of New York on June 22, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). Also, the Company is registered to conduct securities business in all fifty states and Puerto Rico. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Vision Financial Markets LLC ("VFM"), an affiliate of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For purpose of the statement of financial condition, the Company has defined cash equivalents as highly liquid investments with maturities of less than three months at the time of purchase and money market funds that are not held for sale in the ordinary course of business. The Company maintains its cash and cash equivalents at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Management uses estimates and assumptions in preparing the statement of financial condition in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities. Actual results could vary from the estimates that were assumed in preparing the statement of financial condition.

The Company records securities transactions and commission revenue and related expenses on a settlement-date basis. The difference between settlement date and trade-date commissions was not material at June 30, 2018. The Company also receives commission income from the sale of direct investments which include: Variable Annuities, Non-traded Real Estate Investment Trusts (REITS), and Mutual Funds. The Company pays out a portion of the commissions to registered representatives. The Company's revenues included in commission income for the year ended June 30, 2018 consist of Agency Commission of $701,844 Mark-up/Mark-down Trades of $195,185 and Direct Investment Revenue of $607,844.

No federal, state or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss.

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing- authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years 2015, 2016, and 2017, or expected to be taken on the Company's 2018 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

FASB ASC 820 *Fair Value Measurement and Disclosure* bears no material effect on the financial statements as presented.

NOTE 3 - DUE FROM BROKER

For the year ended June 30, 2018, the Company's introduced customers' securities transactions were cleared through VFM pursuant to a clearing agreement. The amount shown on the statement of financial condition as due from broker consists of the following at June 30, 2018:

Net commissions receivable	$ 68.013
Good faith deposits	26.715
Total	$94,728

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's introduced customers to satisfy their obligations in connection with their delivery versus payment for securities transactions.

As of June 30, 2018, there were no customer accounts with deficiencies that presented any significant risks.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA"), which requires the maintenance of minimum net capital, as defined. At June 30, 2018, the Company had net capital of $1,380,036 which was $1,280,036 in excess of its minimum requirement of $100,000

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliate that provides for payment to the affiliate for certain personnel services, sundries, occupancy and related costs ("Services and Facilities"). The Company and affiliate established a reasonable basis in determining the amount to be paid to the affiliate for Services and Facilities. Currently, the amount paid by the Company to the affiliate is $9,000 per month.

In July 2008, the Company entered into a clearing agreement with VFM whereby the Company introduces its customers to be carried, cleared and settled by VFM. For the year ended June 30, 2018, the Company earned $897,029 in net commissions from customer agency securities transactions and mark-up/mark-down riskless principal transactions introduced to VFM. In addition, VFM acted as a collection agent on behalf of VBS for commission payments of $89,462 earned from certain direct investment providers.

NOTE 6 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company's customers enter into financial transactions where there is the risk of potential loss due to changes in the market ("Market Risk") or failures of the other parties to the mark-up/mark-down transaction to settle with its clearing broker ("Counterparty Risk").

The Company's policy is to continuously monitor its exposure to the Market and Counterparty Risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of June 30, 2018, there were no customer accounts having debit balances which presented any significant risks nor was there any significant exposure with any other transaction conducted with any other broker.

NOTE 7 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company had no lease or equipment rental commitments, no contingent liabilities, and had issued no guarantees.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introduced customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available, August 23, 2018, and there are no subsequent events requiring disclosure or recognition.